FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports Third Quarter Results for 2006

Calgary, Alberta – November 9, 2006 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today reported financial results for the third quarter of FY2006. For the three months ended September 30, 2006, the consolidated revenues were $342,000 as compared to $262,000 for the same quarter in FY2005. The net loss for the third quarter was $(534,000) or $(0.06) per share as compared to $(1,219,000) or $(0.14) per share in FY2005. Included in this loss are stock compensation expenses totaling $71,000 (FY2005 - $28,000) and debt discount accretion and debt revaluation net expenses totaling $32,000 (FY2005 – NIL).

Consolidated revenues for the nine months ended September 30, 2006 were $1,446,000 compared to $1,140,000 for the same period in FY2005. Net loss for the nine month period was $(1,339,000) or $(0.15) per share as compared to $(2,075,000) or $(0.25) per share in FY2005. Included in this loss are stock compensation expenses totaling $194,000 (FY2005 - $98,000) and debt discount accretion and debt revaluation net expenses totaling $287,000 (FY2005 – NIL).

The Company had working capital of $2,637,000 and negative cash flow from operations during the quarter of $191,000.

“During the third quarter the Company made significant progress in executing its strategy for monetizing its microQ® technology,” stated David Gallagher, President and CEO of QSound Labs.  “Our goal for 2006 has been to align with as many platform providers for the mobile device market as possible. The conclusion of the strategic collaboration with ARM Holdings in the third quarter represents a pinnacle milestone for this strategy.

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The collaboration includes joint engineering, marketing and roadmap alignment activities related to the QSound microQ audio software solution across the ARM family of processors. The collaboration is a clear indication that QSound has established itself within the mobile device market and is well positioned for volume deployment.”

Other highlights of the quarter included:

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The first design win in the important Japanese market occurred when SoftBank began shipping its 705P mobile handset which includes the microQ solution. This handset is SoftBank’s first 3G/GSM offering and is manufactured by Panasonic.

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microQ has been ported to Aricent’s (formerly Emuzed) multimedia solution. This solution is now available to Aricent’s customer base and it is expected that some of the larger volume customers will begin shipping the microQ enabled solution in Q4 of this year.

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HiSilicon completed the port of microQ to its 3G platform and expects handset shipments by its customers in Q1 of next year.

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Broadcom announced that its microQ enabled chipset has been selected by Samsung for its new line of consumer and small business Wi-Fi VoIP phones. Additionally, it is expected that the first mobile phones using these chipsets will ship early next year.

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Prima Technologies announced that they are planning to use QSound technology in their 2007 LCD and Plasma TV models.

“The progress made this year in executing our strategy has been in line with management’s expectations and it is anticipated that further progress will be made before this year ends.”

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround

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sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes Aplix, Aricent, ARM, ATI, BenQ, Broadcom, HiSilicon, Intel (Marvell), Lenovo, MITAC, PacketVideo, Philips, Qualcomm, RealNetworks, Sony VAIO, Sanyo, Tensilica, Texas Instruments, Thomson, Toshiba,  UTStarcom, Zoran and ZTE among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com .

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 This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation in Q4 of 2006 and in 2007 of increased shipments of microQ enabled devices, and planned use in 2007 of QSound technology in LCD and plasma TV’s.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies, including ARM, that do business with QSound, achievement of volume sales of microQ-enabled platforms by QSound’s licensees to their mobile devices customers, successful development, introduction and acceptance of QSound’s products and technologies, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.